EXHIBIT 12

                     HMH PROPERTIES, INC. AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                       (in millions, except ratio amounts)

                                                        1996     1995      1994  1993   1992
                                                       ------   ------    ------ ----  ------
Income from operations before income taxes. . . . .    $  34    $  24     $  45 $  23  $  23
Add (deduct):
  Fixed charges . . . . . . . . . . . . . . . . . .       78       67        68    67     62
  Capitalized interest. . . . . . . . . . . . . . .       (1)      (2)       (1)   (5)   (10)
  Amortization of capitalized interest. . . . . . .        2        1         2     3      5

  Net losses related to certain 50% or less
     owned affiliate. . . . . . . . . . . . . . . .       (1)      --        (1)   --     --
                                                       -----    -----     ----- -----  -----

Adjusted earnings . . . . . . . . . . . . . . . . .    $ 113    $  90     $ 113 $  88  $  80
                                                       =====    =====     ===== =====  =====

Fixed charges:
  Interest on indebtedness and amortization of
     deferred financing costs . . . . . . . . . . .    $  70    $  63     $  65 $  65  $  60
  Portion of rents representative of the
     interest factor. . . . . . . . . . . . . . . .        8        4         3     2      2
                                                       -----    -----     ----- -----  -----

Total fixed charges . . . . . . . . . . . . . . . .    $  78    $  67     $  68 $  67  $  62
                                                       =====    =====     ===== =====  =====

Ratio of earnings to fixed charges. . . . . . . . .     1.44     1.34      1.66  1.31   1.29
                                                        ====     ====      ====  ====   ====
